SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarification on CVM/B3 queries

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and trades energy, with shares and shares deposit certificates (UNITs) listed on B3 SA - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), comes to provide clarification about the news published by Valor Econômico newspaper, on April 30, 2021, under the title "BNDES defines the sale of shares in the electric company Copel" through Official Letter No. 586/2021-SLS, sent on this date by B3 SA - Brasil, Bolsa, Balcão (“B3”) which is transcribed below.

____________________________________________________

April 30, 2021

586/2021-SLS

Companhia Paranaense de Energia - COPEL

At. Mr. Adriano Rudek de Moura

Investor Relations Officer

Ref .: Request for clarification on news published in the press

Dear Sirs,

In a news item published by the Valor Econômico newspaper, on 04/30/2021, under the title “BNDES defines the sale of shares of the electric company Copel”, it is stated, among other information, that:

1. The holding arm of the National Bank for Economic and Social Development (BNDESPar) will sell 50% of its shares in Copel through a "follow on";

2. With the operation, BNDES intends to raise around R $ 2 billion in the market;

3. Copel is expected to raise R $ 1 billion in units.

We request clarification on the items marked, until 05/03/2021, with your confirmation or not, as well as other information considered important.

____________________________________________________

In response to the request, it is clarified, first, that Copel does not evaluate or intend to carry out a public offering of primary securities distribution at the moment. Thus, the information that “Copel should raise R $ 1 billion in units” is not correct.

As disclosed through the relevant fact FR 13/20, sent by the Empresas.NET System, at 8:43 am on December 8, 2020, with protocol 014311IPE081220200104417305-55 (“FR 13/20”), BNDES Participações SA - BNDESPAR communicated to the Company that had selected “Banco BTG Pactual SA to appear as the leading coordinator of a secondary public offering for the sale of up to the full interest held by BNDESPAR in the Company, representing 24% of the Company's share capital ('Transaction')”.

In his communication, he noted, however, that “the launch of the public offering is subject to several factors, including the existence of favorable market conditions, notably price, the approval of its internal governance and the analysis of the Securities and Exchange Commission (CVM) and other regulatory and self-regulatory bodies, under the terms of the applicable legislation ”.

At that time, the shareholder BNDESPAR also requested “the cooperation of the Company and its executives with BNDESPAR and its advisors with a view to the implementation of the Transaction, including the provision of the information and documents necessary for the completion of the Transaction, pursuant to article 47 of the CVM Instruction No. 400, of 12/29/2003 ”.

In addition, as per relevant fact FR 01/21, sent by the Empresas.NET system at 6:33 pm on January 8, 2021, according to protocol 014311IPE080120210104420411-71 (“FR 01/21”), the State of Paraná, as a shareholder controlling shareholder, communicated to the Company that its opinion favorable to migration to Level 2 of Corporate Governance of B3 would depend on the

“Realization and settlement of a public offer for the secondary distribution of shares owned by the State of Paraná and issued by the Company, an offer that may even be from UNITs, if the UNIT Program has already been implemented, together with the offer to be carried out by BNDES Participações SA - BNDESPAR ('BNDESPar'), as disclosed in the relevant fact no. 13/20, of December 8, 2020, in compliance with the applicable legal rules ”.

As can be seen from the excerpts above, an eventual public offering for distribution involving the Company's securities would be carried out on a secondary basis by relevant shareholders. In this situation, Copel's performance is limited, under the terms of article 47 of CVM Instruction 400, of 2003, to “provide the offeror with the necessary information and documents” and “provide the information requested by CVM” in the scope of a public offering of secondary distribution that may eventually be carried out by its shareholders.

The Company requested clarification on the information conveyed to the said shareholders, who informed that, as it is public, they evaluate, together with their advisors, the holding of a public offer for the secondary distribution of the Company's securities. However, so far, there is no definition on the actual offer or, even, the quantities eventually offered and the desired values.

Curitiba, April 30, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 30, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.